May 12, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tarik Gause
Phone:	(202) 551-3528

Re:	Easton-Bell Sports, Inc.
Registration Statement on Form S-4
Filed May 5, 2010
File No.: 333-166527

Ladies and Gentlemen:

On behalf of Easton-Bell Sports, Inc. (the “Company”), we are writing in response to comments contained in the letter to Mark A. Tripp of the Company dated May 10, 2010 from Amanda Ravitz, Branch Chief-Legal of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the disclosure in our Registration Statement on Form S-4 filed on May 5, 2010 (the “Registration Statement”). Concurrently herewith, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The comments and responses set forth below are keyed to the numbering of the comments used in the Staff’s letter.

We respond as follows:

1.	We note that you appear to be registering the senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter on EDGAR stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. However, if you are not relying on this line of no-action letters, please advise.

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RESPONSE: The Company delivered a supplemental letter, dated May 4, 2010, to the Staff by FedEx on May 6, 2010, which stated that it is registering the exchange offer in reliance on the Commission’s position contained in the Morgan Stanley and Shearman & Sterling no-action letters and included representations contained in those no-action letters. Further, such supplemental letter is being filed with Amendment No. 1 to the Registration Statement.

2.	Exhibit 5.1 – Opinion of Ropes & Gray LLP - Please revise to have counsel confirm its understanding that the General Corporation Law of the State of Delaware includes all rules and regulations underlying its provisions, as well as applicable judicial and regulatory determinations.

RESPONSE: We confirm that our understanding that the reference to the General Corporation Law of the State of Delaware in our legal opinion, Exhibit 5.1 of the Registration Statement, includes all rules and regulations underlying its provisions, as well as applicable judicial and regulatory determinations. A separate confirmation is being filed as correspondence on EDGAR.

3.	Exhibit 5.2 – Opinion of Andrews Kurth LLP – Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel’s legal opinion. Please have counsel revise to delete the first and second sentences of the final paragraph of its opinion.

RESPONSE: Andrews Kurth LLP has revised the opinion in accordance with the Staff’s comment letter. A form of the Andrews Kurth LLP revised opinion is being filed with Amendment No. 1. Subject to further comments from the Staff, the Company will file a subsequent pre-effective amendment to the Registration Statement to include an executed version of the Andrews Kurth LLP revised opinion, dated as of the date of effectiveness of the Registration Statement.

4.	Exhibit 5.2 – Opinion of Andrews Kurth LLP – In addition, please have counsel refile the opinion as of the date of effectiveness or remove references to “the date hereof” and other durational limitations in the final sentence of the opinion.

RESPONSE: Andrews Kurth LLP has revised the opinion in accordance with the Staff’s comment letter. A form of the Andrews Kurth LLP revised opinion is being filed with Amendment No. 1. Subject to further comments from the Staff, the Company will file a subsequent pre-effective amendment to the Registration Statement to include an executed version of the Andrews Kurth LLP revised opinion, dated as of the date of effectiveness of the Registration Statement.

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5.	Exhibit 5.3 – Opinion of McDonald Carano Wilson LLP - Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel’s legal opinion. Please have counsel revise to delete the word “solely” from the first sentence of the final paragraph of its opinion and to delete the last sentence of the final paragraph in its entirety.

RESPONSE: McDonald Carano Wilson LLP has revised the opinion in accordance with the Staff’s comment letter. A form of the McDonald Carano Wilson LLP revised opinion is being filed with Amendment No. 1. Subject to further comments from the Staff, the Company will file a subsequent pre-effective amendment to the Registration Statement to include an executed version of the McDonald Carano Wilson LLP revised opinion, dated as of the date of effectiveness of the Registration Statement.

The Company plans on sending an acceleration request shortly after the filing of Amendment No. 1 to the Registration Statement and accordingly, and it would appreciate receiving any additional comments on the Registration Statement or receiving advice that there are no further comments on the Registration Statement as soon as possible.

Very truly yours,

/s/ Carl P. Marcellino
Carl P. Marcellino

cc:	Mark A. Tripp, Chief Financial Officer, Easton-Bell Sports, Inc.